For period ending June 30, 2010         Exhibit 77D

File number 811-21328

Series T: At the March 2010 and April 2010 Board meetings, the Board approved changes to permit the series to invest up to 40% of its assets in any combination of non-investment grade, high yield and emerging markets fixed income securities (or underlying funds that invest in such securities), provided that no more than 20% of its net assets may be invested in developed market high yield securities and no more than 20% of its net assets may be invested in emerging market securities.  Depending on its assessment of market conditions, the Advisor may choose to allocate the Fund's assets in any combination among these types of  investments or may choose not to invest in these types of investments.